Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

March 7, 2019

Via EDGAR

Mr. Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Alliance California Municipal Income Fund, Inc.

Proxy Statement
File No. 811-10575

Dear Mr. Oh:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the preliminary proxy statement on Schedule 14A (“Proxy Statement”) filed on February 21, 2019, for Alliance California Municipal Income Fund, Inc. (the “Fund”) regarding the Special Meeting of Stockholders of the Fund and the proposal to be presented thereat. You provided the Staff's comments during our telephone conversation on March 1, 2019. The Staff’s comments and our responses on behalf of the Fund are set forth below.1

General

Comment 1:	Please supplementally confirm that the Fund will continue to stay current on all applicable filing obligations.

Response:	The Fund confirms it will continue to stay current on all applicable filing obligations.

Comment 2:	Please supplementally confirm that the Fund will use reasonable efforts to locate all shareholders.

Response:	The Fund confirms that it will use reasonable efforts to locate all shareholders.

__________________

[1] Capitalized terms have the same meaning as in the Proxy Statement unless otherwise defined.

Comment 3:	Please supplementally confirm that the Fund will decide on the collectability of all receivables and include in its liquidation costs any receivables that it believes are not collectable.

Response:	The Fund confirms that it will decide on the collectability of all receivables and notes that the “costs” of any receivables determined not to be collectable would be embedded in the Fund’s net asset value after being written off (and thus be borne by the Fund). The Fund does not believe that any receivable is “not uncollectable” at this time.

Comment 4:	Disclose the estimated costs of the Liquidation, including total costs and whether the cost of the Liquidation to be paid by the Fund will impact the net asset value (“NAV”) per share to be paid out to common and preferred shareholders.

Response:	Under “Proposal: Liquidation and Dissolution of the Fund – Summary of the Plan – Liquidating Distributions,” $150,000 is disclosed as the approximate total cost of Liquidation. The Proxy Statement will be revised to reflect the impact on NAV per share from the costs of the Liquidation.

Comment 5:	Please supplementally confirm whether FASB Accounting Standards Codification Topic 450 and FASB FAS 5 will be used in accounting for the Liquidation.

Response:	The Fund confirms that, to the extent applicable, FASB Accounting Standards Codification Topic 450 and FASB FAS 5 will be used in accounting for the Liquidation.

Comment 6:	Please supplementally confirm that the Fund will file, if applicable, an application for deregistration on Form N-8F at the appropriate time.

Response:	The Fund confirms that it will file an application for deregistration on Form N-8F at the appropriate time.

Questions and Answers (“Q&A”)

Comment 7:	Where the Proxy Statement states that the “Liquidation will not occur unless approved by a majority of the votes entitled to be cast,” clarify in the Proxy Statement whether this is a simple majority or a higher percentage.

Response:	Although the Fund believes the disclosure is clear, the Proxy Statement will be revised to further clarify that this disclosure refers to a simple majority (i.e., more than 50%).

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Proxy Statement

Comment 8:	In the first paragraph of the “Introduction” of the Proxy Statement, provide more detail on the Fund, such as its status as a closed-end investment company and the exchange on which its shares are traded.

Response:	The Proxy Statement will be revised in response to this comment.

Comment 9:	In the first paragraph under “Proposal: Liquidation and Dissolution of the Fund,” where the disclosure states that the “Liquidation requires the affirmative vote of a majority of the votes entitled to be cast,” clarify in the Proxy Statement whether this is a simple majority or a higher percentage.

Response:	Please see response to Comment 7.

Comment 10:	Under “Proposal: Liquidation and Dissolution of the Fund – Background” and “Proposal: Liquidation and Dissolution of the Fund – Board Considerations in Approving the Proposed Liquidation,” reconcile the two different percentages referencing the group representing activists and institutions that tend to support activists in any vote.

Response:	The percentages are different because the calculations reflect data on different dates (January 18, 2019 and February 19, 2019), as indicated by the accompanying disclosure. The January 18, 2019 data that appears under “Proposal: Liquidation and Dissolution of the Fund – Board Considerations in Approving the Proposed Liquidation” reflects a calculation on a date prior to the Board meeting, while the February 19, 2019 data that appears under “Proposal: Liquidation and Dissolution of the Fund – Background” reflects an updated calculation on a date after the Board meeting. The Proxy Statement will not be revised in response to this comment.

Comment 11:	Under “Proposal: Liquidation and Dissolution of the Fund – Board Considerations in Approving the Proposed Liquidation,” please disclose any adverse factors that the Board may have considered during its deliberations.

Response:	The information and factors considered by the Board are disclosed in the referenced section. The Proxy Statement will not be revised in response to this comment.
Comment 12:	Under “Proposal: Liquidation and Dissolution of the Fund – Board Considerations in Approving the Proposed Liquidation,” the disclosure indicates that the estimated costs of Liquidation are approximately $150,000. Disclose whether such costs will impact the NAV per share to be paid out to common and preferred shareholders.

Response:	The impact on NAV per share from the costs of the Liquidation will be reflected under “Proposal: Liquidation and Dissolution of the Fund – Summary of the Plan – Liquidating Distributions,” as revised. See response to Comment 4.

Comment 13:	Confirm that all material aspects of the Plan attached as Exhibit A are discussed in the body of the Proxy Statement. If the Plan is amended, the Proxy Statement should be revised accordingly.

Response:	The Fund confirms that all material aspects of the Plan are discussed in the body of the Proxy Statement. If the Plan is amended, the Proxy Statement will be revised accordingly.
Comment 14:	Under “Proposal: Liquidation and Dissolution of the Fund – Summary of the Plan – Liquidating Distributions,” review and expand on the disclosure related to the process for distributing assets to Preferred Stockholders and the Common Stockholders, in particular the impact on the amounts received by Common Stockholders.

Response:	The Fund has reviewed the disclosure and believes it is clear. The disclosure states that Liquidating Distributions are first made to Preferred Stockholders and that, after Liquidating Distributions have been made to all Preferred Stockholders, the Fund’s remaining assets are distributed to Common Stockholders.

Comment 15:	Under “Proposal: Liquidation and Dissolution of the Fund – Federal Tax Consequences,” the disclosure states that the summary of federal tax consequences is based on federal tax laws and applicable Treasury regulations in effect at the time of the Proxy Statement, all of which are subject to change by legislative or administrative action, possibly with retroactive effect. Explain supplementally this disclosure.

Response:	The disclosure simply notes that the discussion of federal income tax consequences is based on laws and regulations in effect at the time of the Proxy Statement, and that subsequently Congress may pass legislation or the IRS may adopt regulations whose effect would not be reflected in the discussion of federal income tax consequences.

Comment 16:	Under “Proxy Voting and Stockholder Meeting,” revise the second sentence of the first paragraph to refer to a “timely received” proxy, consistent with the preceding sentence, and discuss treatment of proxies that are properly authorized but not timely received.

Response:	The Proxy Statement will be revised in response to this comment.

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Comment 17:	Under “Proxy Voting and Stockholder Meeting,” the disclosure indicates that the Proxy Solicitor will receive a fee of $30,000. Disclose whether such cost will impact the NAV per share to be paid out to common and preferred shareholders.

Response:	Under “Proposal: Liquidation and Dissolution of the Fund – Summary of the Plan – Liquidating Distributions,” disclosure indicates that $150,000 is the approximate total cost of Liquidation and that proxy solicitation costs are included in this amount. Any material impact from liquidation costs on the Fund’s NAV is addressed in this section of the Proxy Statement (see response to Comment 4) and not repeated with respect to the discussion of the fee paid to the Proxy Solicitor.

Comment 18:	Disclose the number of votes to which each class of voting securities is entitled, in accordance with Item 6(a) of Schedule 14A.

Response:	Under “Questions and Answers” under the question “Who Is Eligible to Vote?” and in the third paragraph of the “Introduction” of the Proxy Statement, disclosure states that “[e]ach share is entitled to one vote.” The Proxy Statement will not be revised in response to this comment.

Comment 19:	Under “Proxy Voting and Stockholder Meeting – Stock Ownership,” state the number of shares for each series of Auction Preferred Shares, Series M and Series T.

Response:	The Proxy Statement will be revised in response to this comment.

Comment 20:	Please ensure that the Proxy Statement includes all disclosure regarding security ownership of certain beneficial owners and management required by Item 403 of Regulation S-K and Item 6(d) of Schedule 14A.

Response:	The Fund has reviewed the disclosure in the Proxy Statement and believes it meets the disclosure requirements on security ownership of beneficial owners required by Item 403 of Regulation S-K and Item 6(d) of Schedule 14A. The Proxy Statement will not be revised in response to this comment.
Comment 21:	On the Proxy Card, please create a separate paragraph for the last sentence of the second paragraph relating to votes being cast in the discretion of the proxy holder on other matters that may properly come before the meeting, in order to ensure this disclosure is prominently disclosed. This disclosure currently appears in the same paragraph with other disclosures that are also in bold type.

Response:	The Proxy Card will be revised in response to this comment.

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If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,

/s/ Lancelot A. King

    Lancelot A. King

cc:	Emilie D. Wrapp, Esq.
Stephen J. Laffey, Esq.
Paul M. Miller, Esq.

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